**Mercedes-Benz Auto Lease Trust 2015-B**

**Investor Report**

Collection Period Ended     31-May-2017

Amounts in USD

## Dates

| | | |
|---|---|---|
| Collection Period No. | 20 | |
| Collection Period (from... to) | 1-May-2017 | 31-May-2017 |
| Determination Date | 13-Jun-2017 | |
| Record Date | 14-Jun-2017 | |
| Payment Date | 15-Jun-2017 | |
| Interest Period of the Class A-1, A-2b Notes (from... to) | 15-May-2017 | 15-Jun-2017 | Actual/360 Days | 31 |
| Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to) | 15-May-2017 | 15-Jun-2017 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 272,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2A Notes | 272,500,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2B Notes | 272,500,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 295,000,000.00 | 263,721,353.16 | 233,850,067.65 | 29,871,285.51 | 101.258595 | 0.792712 |
| Class A-4 Notes | 150,360,000.00 | 150,360,000.00 | 150,360,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,262,360,000.00** | **414,081,353.16** | **384,210,067.65** | **29,871,285.51** | | |

| | | | |
|---|---|---|---|
| Overcollateralization | 247,645,517.86 | 264,250,965.63 | 249,150,910.45 |
| **Total Securitization Value** | **1,510,005,517.86** | **678,332,318.79** | **633,360,978.10** |
| present value of lease payments | 532,944,438.27 | 110,260,398.90 | 95,191,146.51 |
| present value of Base Residual Value | 977,061,079.59 | 568,071,919.89 | 538,169,831.59 |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 247,645,517.86 | 16.40% |
| Target Overcollateralization Amount (until Class A-2 Notes are paid in full) | 264,250,965.63 | 17.50% |
| Target Overcollateralization Amount (after Class A-2 Notes are paid in full) | 249,150,910.45 | 16.50% |
| Current Overcollateralization Amount | 249,150,910.45 | 16.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.430000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2A Notes | 1.000000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2B Notes | 1.513890% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 1.340000% | 294,488.84 | 0.998267 | 30,165,774.35 | 102.256862 |
| Class A-4 Notes | 1.530000% | 191,709.00 | 1.275000 | 191,709.00 | 1.275000 |
| **Total** | | **486,197.84** | | **$30,357,483.35** | |

**Mercedes-Benz Auto Lease Trust 2015-B**
**Investor Report**

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Lease Payments Received | 12,768,277.27 | (1) Total Servicing Fee | 565,276.93 |
| Net Sales Proceeds-early terminations (including Defaulted Leases) | 24,266,432.00 | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Sales Proceeds-scheduled terminations | 13,662,015.42 | (2) Total Trustee Fees (max. $100,000 p.a.) | 0.00 |
| Excess wear and tear included in Net Sales Proceeds | 91,467.79 | (3) Interest Distributable Amount Class A Notes | 486,197.84 |
| Excess mileage included in Net Sales Proceeds | 244,559.23 | (4) Priority Principal Distribution Amount | 0.00 |
| **Subtotal** | 50,696,724.69 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| Repurchase Payments | 0.00 | (6) Regular Principal Distribution Amount | 29,871,285.51 |
| Advances made by the Servicer | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| Investment Earnings | 17,382.09 | (8) Total Trustee Fees [not previously paid under (2)] | 0.00 |
| **Total Available Collections** | 50,714,106.78 | (9) Excess Collections to Certificateholders | 19,791,346.50 |
| Reserve Account Draw Amount | 0.00 | **Total Distribution** | **50,714,106.78** |
| **Total Available Funds** | **50,714,106.78** | | |

**Distribution Detail**

| | Amount Due | Amount Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 565,276.93 | 565,276.93 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 486,197.84 | 486,197.84 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2B Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 294,488.84 | 294,488.84 | 0.00 |
| thereof on Class A-4 Notes | 191,709.00 | 191,709.00 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2B  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 486,197.84 | 486,197.84 | 0.00 |
| | | | |
| Priority Principal Distribution Amount | 0.00 | 0.00 | 0.00 |
| | | | |
| Regular Principal Distribution Amount | 29,871,285.51 | 29,871,285.51 | 0.00 |
| | | | |
| Principal Distribution Amount | 29,871,285.51 | 29,871,285.51 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

**Reserve Fund**

| | |
|---|---|
| Reserve Fund Required Amount | 3,775,013.79 |
| | |
| Reserve Fund Amount - Beginning Balance | 3,775,013.79 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 1,410.88 |
| minus Net Investment Earnings | 1,410.88 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 3,775,013.79 |
| | |
| Reserve Fund Deficiency | 0.00 |

**Investment Earnings**

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 1,410.88 |
| Net Investment Earnings on the Exchange Note | |
| Collection Account | 15,971.21 |
| Investment Earnings for the Collection Period | 17,382.09 |

## Notice to Investors

## Pool Statistics

### Pool Data

|  | Amount | Number of Leases |
|---|---|---|
| Cutoff Date Securitization Value | 1,510,005,517.86 | 35,751 |
| Securitization Value beginning of Collection Period | 678,332,318.79 | 19,402 |
| Principal portion of lease payments | 10,634,513.49 | |
| Terminations- Early | 20,777,529.87 | |
| Terminations- Scheduled | 11,097,893.05 | |
| Repurchase Payment (excluding interest) | 0.00 | |
| Gross Losses | 2,461,404.28 | |
| Securitization Value end of Collection Period | 633,360,978.10 | 18,390 |
| Pool Factor | 41.94% | |

|  | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average Securitization Rate | 6.79% | 6.78% |
| Weighted Average Remaining Term (months) | 23.96 | 8.62 |
| Weighted Average Seasoning (months) | 11.46 | 28.35 |
| Aggregate Base Residual Value | 1,109,844,215.49 | 563,833,980.88 |
| Cumulative Turn-in Ratio | | 93.09% |
| Proportion of base prepayment assumption realized life to date | | 65.16% |
| Actual lifetime prepayment speed | | 0.61% |

## Delinquency Profile

| Delinquency Profile * | Amount ** | Number of Leases | Percentage |
|---|---|---|---|
| Current | 631,151,529.45 | 18,328 | 99.65% |
| 31-60 Days Delinquent | 1,561,798.80 | 46 | 0.25% |
| 61-90 Days Delinquent | 585,925.52 | 14 | 0.09% |
| 91-120 Days Delinquent | 61,724.33 | 2 | 0.01% |
| Total | 633,360,978.10 | 18,390 | 100.00% |

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

## Loss Statistics

| Credit Loss | Current | | Cumulative | |
|---|---|---|---|---|
| | Amount | Number of Leases | Amount | Number of Leases |
| Securitization Value of Defaulted Leases, Beg of Collection Period | 742,145.12 | 19 | 16,958,595.22 | 471 |
| Liquidation Proceeds | 636,552.43 | | 13,073,189.30 | |
| Recoveries | 182,610.07 | | 2,879,685.95 | |
| Principal Net Credit Loss / (Gain) | (77,017.38) | | 1,005,719.97 | |

**Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):**

| | |
|---|---|
| Current Collection Period | (0.141)% |
| Prior Collection Period | 0.484 % |
| Second Prior Collection Period | (0.512%) |
| Third Prior Collection Period | (0.085%) |
| Four Month Average | (0.063)% |

**Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value**     0.067%

**Average Net Credit Loss / (Gain)**     2,135.29

| Residual Loss | Current | | Cumulative | |
|---|---|---|---|---|
| | Amount | Number of Leases | Amount | Number of Leases |
| Securitization Value of Liquidated Leases, Beg of Collection Period | 33,594,682.08 | 993 | 549,278,998.35 | 16,888 |
| Sales Proceeds and Other Payments Received | 35,339,307.65 | | 536,828,919.34 | |
| Residual Loss / (Gain) | (1,744,625.57) | | 12,450,079.01 | |

**Residual Loss / (Gain) as % of Average Securitization Value (annualized):**

| | |
|---|---|
| Current Collection Period | (3.192)% |
| Prior Collection Period | (0.359%) |
| Second Prior Collection Period | 0.570 % |
| Third Prior Collection Period | 1.471 % |
| Four Month Average | (0.378)% |

**Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value**     0.825%

**Average Residual Loss / (Gain)**     737.21